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                                             FEDERAL INSURANCE COMPANY

                                             Endorsement No.     18

                                             Bond Number:        82047455

   NAME OF ASSURED: ALLEGIANT FUNDS TRUST AND ALLEGIANT ADVANTAGE FUNDS TRUST

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                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2 in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1 SUSTAINED BY ANY INVESTMENT COMPANY.


INSURING CLAUSE                                  SINGLE LOSS          DEDUCTIBLE
                                                 LIMIT OF LIABILITY   AMOUNT
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 1. Employee                                     $    4,500,000       $     0
 2. On Premises                                  $    4,500,000       $ 5,000
 3. In Transit                                   $    4,500,000       $ 5,000
 4. Forgery or Alteration                        $    4,500,000       $ 5,000
 5. Extended Forgery                             $    4,500,000       $ 5,000
 6. Counterfeit Currency                         $    4,500,000       $ 5,000
 7. Threats to Person                            $    4,500,000       $ 5,000
 8. Computer System                              $    4,500.000       $ 5,000
 9. Voice Initiated Funds Transfer Instruction   $    4,500,000       $ 5,000
10. Uncollectible Items of Deposit               $       25,000       $ 1,000
11. Audit Expense                                $       25,000       $     0
12. Telefacsimile Instruction Fraud              $    4,500,000       $ 5,000
13. Unauthorized Signatures                      $       25,000       $ 1,000
14. Automated Telephone Transaction              $    4,500,000       $ 5,000
15. Stop Payment Order Refusal to Pay Check      $       25,000       $ 1,000
16. Extended Computer Systems                    $    4,500.000       $ 5,000
17. Telephone Toll Call Fraud                    $    4,500,000       $ 5,000


This Endorsement applies to loss discovered after 12:01 a.m. on March 19, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 4, 2007

                                    By   /s/ Robert Hamburger
                                      -------------------------
                                      Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                                Page 1

                                                                      APPENDIX A
                                                                      ----------


  RESOLUTION ADOPTED AT THE REGULAR BOARD MEETINGS OF THE BOARDS OF TRUSTEES OF
          ALLEGIANT FUNDS AND ALLEGIANT ADVANTAGE FUND ON MAY 18, 2007
          ------------------------------------------------------------




RATIFICATION OF JOINT FIDELITY BOND AND REVISED JOINT INSURED BOND AGREEMENT FOR ALLEGIANT AND ADVANTAGE.


         RESOLVED, that it is the finding of the Trustees of the Trusts, including a majority of the Trustees who are not "interested persons" of the Trusts, that the Fidelity Bond between the Trusts, underwritten by Federal Insurance Company be increased to an aggregate amount of $4,500,000, as endorsed March 19, 2007 (the "Joint Bond"), in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, as amended; and

         FURTHER RESOLVED, that the actions taken by management in securing said increase in the Joint Bond, including the payment of the additional premium in the amount of $629.00, on behalf of Advantage be, and they hereby are, ratified and approved; and

         FURTHER RESOLVED, that the form of revised Joint Insured Bond Agreement between Allegiant and Advantage, in substantially the form presented to this Meeting, be, and hereby is, ratified, confirmed and approved; and

         FURTHER RESOLVED, that authority is hereby granted to the proper officers of the Trusts to further increase the amount of the Joint Bond as deemed necessary, subject to review and ratification by the Boards at the next regular quarterly meeting; and

         FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

                          JOINT INSURED BOND AGREEMENT

AGREEMENT,  dated  this  19th  day  of  March,  2007,  between  ALLEGIANT  FUNDS
("Allegiant") and ALLEGIANT ADVANTAGE FUND ("Advantage") on behalf of each series of Allegiant and Advantage now in existence or hereafter created (each a "Fund").


                                    RECITALS

A. The parties hereto are registered managed investment companies under the Investment Company Act of 1940, as amended (the "1940 Act").

B. By the terms of Rule 17g-1 (the "Rule") promulgated by the Securities and Exchange Commission under the 1940 Act, each of the parties hereto is required to provide and to maintain in effect a bond against larceny and embezzlement by officers and employees having direct or indirect access to its funds and securities.

C. The parties (1) desire to use a joint insured bond because the premium for such a bond is less than the total premiums which would be applicable if each party obtained an individual bond, and (2) intend to establish their relative rights and obligations with respect to the premiums, claims and other matters set forth herein.

D. A majority of those members of the Board of Trustees of each of the parties hereto who are not "interested persons" of such party as defined by section 2(a)(19) of the 1940 Act, have approved the portion of the premium payable by each party, after giving due consideration to all relevant factors, as required by the Rule.

E. The parties have determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the amount of bond required for each party by the Rule if it maintained a single insured bond) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and promises contained herein, agree as follows:

1. INTENTION TO PROCURE BOND. The parties will immediately undertake to procure from a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, a joint insured bond insuring each against larceny and embezzlement of its securities and funds by persons who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds that satisfied the requirements of the Rule (the "Bond"). The Bond shall name each party as an insured, and shall comply with the requirements for such bonds established by the Rule.

2. AMOUNT. The Bond (as amended March 19, 2007), in the amount of $4,500,000, which represents adequate coverage under the Rule based upon the current gross assets of Allegiant and Advantage as set forth below.

               2/28/07 GROSS   REQUIRED COVERAGE                    PERCENTAGE
                   ASSETS            UNDER             BOND       OF ADDITIONAL
FUND            ($ MILLION)        THE RULE          COVERAGE        PREMIUM
----            -----------        --------          --------        -------

ALLEGIANT         $11,144         $2,500,000        $2,500,000         0%
ADVANTAGE          $2,183         $1,700,000        $2,000,000        100%
   TOTALS                         $4,200,000        $4,500,000        100%

         The amount of the Bond and the coverage of each party shall be adjusted from time to time to reflect changes in the amount of coverage required by the Rule and the addition of other Funds as insureds under the Bond.

3. RATABLE ALLOCATION OF PREMIUMS. The premium for the Bond shall be allocated to each Fund based on the proportion of the coverage provided for such Fund to the coverage provided for all Funds under the Bond.

4.       RATABLE ALLOCATION OF PROCEEDS.

         (a) If only one party is damaged in a single loss for which recovery is received under the Bond, the proceeds of the Bond shall be paid to such party.

         (b) If more than one party is damaged in a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify both parties, in which case:

                  (i) Each party sustaining a loss shall first be allocated an amount equal to the lesser of its actual loss or the coverage of such party required under the Rule;

                  (ii) Any remaining proceeds shall then be allocated to the party sustaining a loss not fully covered by the allocation under subparagraph (i), provided; however, if more than one party has sustained a loss not fully covered by the allocation under subparagraph (i), any remaining proceeds shall be allocated to each party based upon the same formula used to allocate premiums among the parties.

5. CLAIMS AND SETTLEMENTS. Each party shall, within five days after the making of any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party. If both parties shall agree to a settlement of a claim made under the Bond with respect to a single loss affecting both of them, notice of the settlement shall also include calculation of the amounts to be received under paragraph 4 hereof. The officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule, as such Rule may be amended from time to time, shall give and receive any notice required hereby.

6. TERMINATION. Either party may terminate this agreement (except with respect to losses occurring prior to such withdrawal) by giving at least ten days written notice to the other party. The party terminating the agreement shall be removed as a named insured under the Bond and shall be entitled to receive any portion of the premium specified under the Bond that is refunded by the insurance company as a result of such party's election to terminate its participation under this agreement. However, if all parties to this agreement elect to terminate the Bond, any premiums refunded by the insurance company issuing the Bond shall be divided among the parties using the same allocation method used to allocate premium payments among the parties as specified in paragraph 3 of this agreement.

7.       NO ASSIGNMENT. This agreement is not assignable.

8. MISCELLANEOUS. The obligations of each Fund are not personally binding upon, nor shall resort be had to the private property of, any of the trustees, shareholders, officers, employees or agents of the Funds, but only the relevant Fund's property shall be bound. No Fund shall be liable for the obligations of any other Fund.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this agreement as of the day and year first above written.

ATTEST:                                      ALLEGIANT FUNDS

/s/  Ronald L. Weihrauch                     /s/  John Kernan
--------------------------------             -----------------------------------
Name:  Ronald L. Weihrauch                   John Kernan
Title: Assistant Secretary                   Assistant Treasurer


ATTEST:                                      THE ALLEGIANT ADVANTAGE FUND

/s/  Ronald L. Weihrauch                     /s/  John Kernan
--------------------------------             -----------------------------------
Name:  Ronald L. Weihrauch                   John Kernan
Title: Assistant Secretary                   Assistant Treasurer